SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated October 19, 2004

Fording Canadian Coal Trust
(Translation of Registrant’s Name Into English)

Suite 1000, 205-9th Avenue SE

  Calgary, Alberta Canada  T2G 0R4

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ______

Form 40-F ___X___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______

No  __X__

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORDING CANADIAN COAL TRUST

October 19, 2004

            By: _s/James F. Jones

     James F. Jones

     Corporate Secretary

Exhibit Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibit

Number

Press Release entitled “Fording Provides Notice of Release of Financial Results and Conference Call"

                                                                                                            Exhibit                   99

News Release
Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R4 Website: www.fording.ca

For Immediate Release

FORDING PROVIDES NOTICE OF RELEASE OF
FINANCIAL RESULTS AND CONFERENCE CALL

CALGARY, October 7, 2004 – Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) intends to release its 2004 third quarter results on Monday, October 25, 2004.

Mr. Jim Popowich, President of Fording Canadian Coal Trust, will host a conference call with the investment community to discuss the results on Tuesday, October 26, 2004, at 8:00 a.m. Mountain time, 10:00 a.m. Eastern time. The media are invited to participate in a listen-only mode.

To participate in the conference call, please dial 1-800-814-4860 or 416-640-3002 approximately 10 minutes prior to the call. An archived recording of the call will be available shortly after the completion of the call through Thursday, October 28, 2004 by dialling 1-877-289-8525 or 416-640-1917 and entering pass code 21096758 as directed.

A live and archived audio webcast of the conference call will also be available on Fording’s website at www.fording.ca.

Fording Canadian Coal Trust is an open-ended mutual fund trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its wholly-owned subsidiary, Fording Inc., holds a 60% ownership of the Elk Valley Coal Partnership and is the world’s largest producer of the industrial mineral wollastonite. The Elk Valley Coal Partnership, comprised of Canada’s senior metallurgical coal mining properties, is the world’s second largest exporter of metallurgical coal, capable of supplying approximately 25 million tonnes of high-quality coal products annually to the international steel industry.

For further information contact:

Susan J. Soprovich

Catherine Hart

Director, Investor Relations

Coordinator, Investor Relations

403-260-9834

403-260-9817

investors@fording.ca

investors@fording.ca